                    REGISTRATION FILED PURSUANT TO RULE 424(b)(2) AND 424(b)(5)
                                                  REGISTRATION NUMBER 333-35950
                                                  REGISTRATION NUMBER 333-82775

Prospectus Supplement
(to Prospectus dated May 5, 2000)

                      [LOGO OF METRO GOLDWYN MAYER INC.]
                           METRO-GOLDWYN-MAYER INC.

                                  10,661,000
                                   Shares of
                                 Common Stock

                               ----------------

   We are a premier global entertainment content company, one of only seven major film and television studios worldwide. We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation. We have agreed to acquire a 20% interest in four cable channels owned and operated by Rainbow Media Holdings, Inc. for a cash purchase price of $825 million.

   The shares of common stock offered hereby are being offered and sold directly by Metro-Goldwyn-Mayer Inc. to institutions and other financially sophisticated investors. The per share purchase price for the shares offered hereby is $20.68. We will not pay any underwriter's discount or broker's commissions in connection with this offering. The shares offered hereby are being sold in more than one transaction. The offering was not conditioned on a minimum number of shares being sold. We expect to deliver the shares offered hereby on or about February 6, 2002. In addition, we are selling preferred stock to our principal stockholder for an aggregate purchase price of $325 million. The proceeds of that sale and this offering will be used for our investment in the four cable channels.

   Our common stock trades on the New York Stock Exchange under the symbol "MGM." On February 1, 2001, the closing price of our common stock was $21.77 per share.

                               ----------------

   Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page S-3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus supplement or the accompanying prospectus are truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is February 1, 2001.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                               ----------------

                             Prospectus Supplement

                               ----------------

                                                                            Page
                                                                            ----
Risk Factors...............................................................  S-3
Recent Developments........................................................  S-9
Use of Proceeds............................................................ S-10
Price Range of Common Stock................................................ S-10
Dividend Policy............................................................ S-10
Capitalization............................................................. S-11

                                                                            Page
                                                                            ----
Plan of Distribution....................................................... S-12
Legal Matters.............................................................. S-12
Experts.................................................................... S-12
Forward-Looking Statements................................................. S-12
Where You Can Find More Information........................................ S-12

                               ----------------

                                  Prospectus

                               ----------------

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Risk Factors...............................................................   3
Use of Proceeds............................................................   8
Price Range of Common Stock................................................   8
Dividend Policy............................................................   8

                                                                            Page
                                                                            ----
The Company................................................................   9
Description of Common Stock................................................  11
Plan of Distribution.......................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13
Where You Can Find More Information........................................  14

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents regardless of the time of delivery of this prospectus supplement or any sale of shares of our common stock.

                                 RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

   We have not reported an operating profit for any fiscal year since 1988, and while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We expect to report a net profit for the year ended December 31, 2000, but cannot assure you we will be profitable in future periods.

The accounting standards our financial statements are governed by have changed.

   In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 139, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. The companies that were previously subject to the requirements of Statement of Financial Accounting Standards No. 53 shall now follow the guidance in American Institute of Certified Public Accountants Statement of Position 00-2, "Accounting by Producers or Distributors of Films," issued in June 2000. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." We adopted the statement of position beginning January 1, 2001 and will reflect the results of this change in our 2001 first quarter results. Based on our estimates at this time, the effect of adopting Statement of Position 00-2 as of January 1, 2001 would result in a one-time, non-cash cumulative effect charge to earnings of approximately $375 million to $400 million, primarily to reduce the carrying value of our film inventory. The new rules also require that advertising costs be expensed as incurred as opposed to the old rules which allowed advertising costs to be capitalized as part of film costs and amortized using the Film Forecast method. Due to the significant advertising costs incurred in the early stages of a film's release, we anticipate that the new rules will significantly impact our results of operations for the foreseeable future.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by management changes in 1999. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, and eight motion pictures in 2000.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we must obtain substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Our cash flow in 1999 was adversely affected by the following factors, among others:

  . Our slate of motion pictures released during the first half of 1999 performed below expectations;

  . We paid PolyGram N.V. $235 million to acquire certain of the PolyGram film libraries;

  . We paid Warner Home Video $225 million, plus interest, under our agreement to terminate Warner Home Video's right to distribute our product in the home video market;

  .  We incurred corporate restructuring expenses;

  . We incurred approximately $9 million in costs to integrate the PolyGram library into our operations and transition to domestic home video self-distribution; and

  . We funded 50 percent of the expenses of MGM Networks Latin America, approximately $6.1 million.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs; and

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library, including video-on-demand; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long term cash flow and adversely affect our results of operations.

Our credit facility contains restrictive covenants.

   While our credit facility was recently amended to eliminate restrictive covenants relative to strategic investments and acquisitions, as well as off-balance sheet film financings, it still contains various covenants limiting indebtedness, dividends and capital expenditures and requires maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . limit our ability to obtain additional financing, if necessary, for operating expenses;

  . place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                 ---------------------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. In addition, upon adoption of Statement of Position 00-2 in 2001, we will be required to expense film advertising costs as incurred as opposed to our prior practice of capitalizing these costs and amortizing them as part of film costs. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of our competitors. We cannot assure you that any of the pictures scheduled for release in future periods will be completed or released on schedule or budget, or at all.

We could be adversely affected by strikes or other union job actions.

   The motion picture and television programs produced by MGM Studios, and the other major U.S. studios, generally employ actors, writers and directors who are members of the Screen Actors Guild ("SAG"), Writers Guild of America ("WGA"), and Directors Guild of America ("DGA"), pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with WGA is due to expire on or about May 1, 2001 and the collective bargaining agreement with SAG is due to expire on or about June 30, 2001. Negotiations to renew those agreements are underway, and there have been a number of public reports indicating that strikes by WGA and SAG are a possibility in 2001. The DGA collective bargaining agreement expires in mid-2002. Many productions also employ members of a number of other unions, including without limitation the International Alliance of Theatrical and Stage Employees ("IATSE") and Teamsters. A strike by one or more of the unions who provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause delay or interruption in our release of new motion pictures and television programs and thereby could adversely affect our cash flow and revenues. Our revenues from motion pictures and television product in our library should not be affected and may partially offset the effects of a strike to the extent, if any, that television exhibitors buy more library product to compensate for interruption in their first-run programming.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 33 percent of our titles are limited in time. Our rights with respect to approximately 18 percent of our titles will expire before 2010. While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, a prior management granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 40 percent of the Orion and PolyGram titles, which have been licensed in Europe. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of acquisitions.

   In January 1999, we acquired over 1,300 feature film titles in the PolyGram film libraries. In addition, we may consider strategic acquisitions as opportunities arise, subject to the obtaining of any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to any of our previous acquisitions or the integration of an acquired company's operations, nor can we assure you that we will realize the anticipated benefits of any past or future acquisitions.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  .  differing degrees of protection for intellectual property;

  .  the instability of foreign economies and governments; and

  .  fluctuating foreign exchange rates.

   Until October 31, 2000, we distributed our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we withdrew from UIP and our international theatrical distribution is now conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP or the early termination of our agreement with Warner Home Video.

Production of first-run syndicated television programming may involve financial risks.

   Our television products have historically been first-run syndicated television programming that is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing our share of gross box office admissions and making it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to as the Tracinda Group, beneficially own 179,276,977 shares, approximately 86.4 percent of our outstanding common stock (approximately 83.4 percent after giving effect to the sale of the shares offered hereby and the issuance of the shares which the Tracinda Group will acquire upon conversion of the preferred stock it is purchasing.) See "Recent Developments" beginning on page S-9. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 87.1 percent of our outstanding common stock (approximately 84.0 percent if all of the shares offered hereby are sold, and the preferred stock being sold to Tracinda is converted). Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float."

   Of the 207,475,898 shares of our common stock outstanding as of January 31, 2001, approximately 26,761,739 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of the common stock could decrease its market price.

   We will have approximately 233,852,565 shares of our common stock outstanding after giving effect to this offering and the conversion of the preferred stock which the Tracinda Group is purchasing, of which approximately 196,429,826 will be "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of January 31, 2001, options to purchase a total of 25,500,742 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

Completion of our investment in four cable channels depends upon our ability to raise the required $825 million.

   We plan to sell 10,661,000 shares of our common stock pursuant to this prospectus supplement in order to raise approximately $220.5 million. In addition, we are selling 15,715,667 shares of preferred stock to the Tracinda Group for approximately $325 million. We plan to use $500 million from the sale of our common stock to pay for our investment in the four cable channels. However, we cannot be certain that we will be able to sell enough shares to raise $500 million. In such event, we cannot guarantee that we would be able to raise additional funds or to complete our cable investment. If we sell shares under this offering, but fail to complete the cable channel investment, we could have significant cash available. In such circumstances no assurance can be given as to the manner in which we may use the proceeds of this offering.

Our future results will be affected by the financial performance of the cable channels.

   We anticipate accounting for our investment in the cable channels using the equity method of accounting. This will require us to include our investment in the cable channels as a line item in our future statements of operations for our share of income or loss generated by the channels. Therefore, negative financial results of the cable channels will adversely affect our income.

We will not participate in the management of the cable channels.

   Pursuant to our agreement with Rainbow Media, we will have no say in the day-to-day operations of the cable channels. Even if we believe the value of our investment will be adversely affected, we have agreed that affiliates of Rainbow Media have the sole right to manage the cable channels.

A significant portion of the amount we invest in the cable channels will not be used as working capital of the cable channels.

   Although we will pay $825 million for our 20% investment in four cable channels, only $164.5 million will be added to working capital. The remainder of the amount we pay will be used to repay bank debt and intercompany debt.

                              RECENT DEVELOPMENTS

Cable Investment

   On February 1, 2001, we agreed to invest $825 million in cash for a 20 percent interest in two general partnerships which own and operate the American Movie Channel, Bravo, the Independent Film Channel and Women's Entertainment (formerly Romance Classics). These partnerships are now 100 percent owned by Rainbow Media Holdings, Inc., a 74 percent subsidiary of Cablevision Systems Corporation.

   We have agreed with Rainbow Media and Cablevision that the proceeds of our investment will be used as follows:

  .  $365 million will be used to repay bank debt of the partnerships;

  . $295.5 million will be used to repay intercompany loans to the partnerships from Cablevision and its affiliates; and

  .  $164.5 million will be added to the partnerships' working capital.

   Affiliates of Rainbow Media will act as managing partners of the partnerships and, therefore, we will not be involved in the day-to-day operations. However, our approval will be required before either partnership may:

  . Declare bankruptcy or begin or consent to any reorganization or assignment for the benefit of creditors;

  .  Enter into any new transaction with a related party;

  .  Make any non-proportionate distributions;

  .  Amend the partnership governing documents; or

  .  Change the tax structure of the partnerships.

   We will have the right to participate on a pro rata basis in any sale to a third party by Rainbow Media of its partnership interests, and Rainbow Media can require us to participate in any such sale. If a third party invests in either partnership, our interest and that of Rainbow Media will be diluted pro rata. Neither we nor Rainbow Media will be required to make additional capital contributions to the partnerships. However, if Rainbow Media makes an additional capital contribution and we do not, our interest in the partnerships will be diluted accordingly. If the partnerships fail to attain financial projections provided to us by Rainbow Media, we will be entitled, 30 days after receipt of partnership financial statements for 2005, to require Rainbow Media to acquire our partnership interests for their fair market value, as determined pursuant to the agreement.

   The agreement, which is to be governed by New York law, provides that each partnership will indemnify the partners for partnership acts or omissions. In addition, the agreement provides that our investment is to be made no later than April 2, 2001.

   Attached to this prospectus supplement as Appendix I are pages from the definitive proxy statement of Cablevision, dated October 10, 2000, which contain a description of the four channels in which we are investing.

Purchase of Preferred Stock by the Tracinda Group

   The Tracinda Group has indicated to us that it is willing to invest $325 million in our equity to provide us with part of the funds needed to complete our investment in the four cable channels. However, because of the Tracinda Group's control position with us, we are required by the rules of the New York Stock Exchange to obtain stockholder approval of the issuance of significant amounts of our common stock before any such issuance. In order to comply with the Exchange's rules, the Tracinda Group has agreed to purchase approximately
15.7 million shares of non-voting preferred stock for a per share price of $20.68. The preferred stock will not bear dividends but will have a liquidation preference of $0.01 per share. The preferred stock will be convertible, at the option of the holder, into common stock on a share for share basis upon stockholder approval of the issuance of the common stock to the Tracinda Group. The Tracinda Group will have a demand registration right for the common stock issuable upon conversion of the preferred. We expect to complete the sale of the preferred stock to the Tracinda Group in early February 2001 and to obtain stockholder approval of the issuance of the common stock to the Tracinda Group at our next annual meeting of stockholders on May 2, 2001.

                                USE OF PROCEEDS

   We plan to use the net proceeds from the offering (approximately $220.5 million) as part of the $825 million purchase price for a 20% interest in four cable channels. We plan to obtain the remaining cash needed to complete our cable investment from the proceeds of sales of additional shares of our common stock and the sale of our Series B preferred stock to the Tracinda Group
($325 million). See "Recent Developments" beginning on page S-9.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                            High      Low
                                                            ----      ----
   1999
     First Quarter......................................... $13 9/16  $10 3/8
     Second Quarter........................................  18 5/8    12 11/16
     Third Quarter.........................................  21 5/8    16 7/8
     Fourth Quarter........................................  25 1/8    15 1/2

   2000
     First Quarter......................................... $28 1/16  $21 11/16
     Second Quarter........................................  30 3/8    23 15/16
     Third Quarter.........................................  26 1/2    22
     Fourth Quarter........................................  22 13/16  14 15/16

   2001
     First Quarter (through January 31).................... $21 3/16  $16 3/16

   The last reported sales price of the common stock on the NYSE on February 1, 2001 was $21.77 per share. As of February 1, 2001, there were more than 2,000 beneficial holders of our common stock.

                                DIVIDEND POLICY

   We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                CAPITALIZATION

   The following table sets forth our consolidated cash and capitalization as of September 30, 2000 (A) on a historical basis and (B) as adjusted to give effect to (1) this offering as if the foregoing had occurred as of September 30, 2000, with an assumed offering price of $20.68 per share and estimated expenses of $500,000, (2) the sale of approximately 15.7 million shares of preferred stock to the Tracinda Group, with an assumed sale price of $20.68 per share, and (3) the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                              As of September 30, 2000
                                         -------------------------------------
                                              Actual          As Adjusted
                                         ----------------  -------------------
                                                    (unaudited)
                                         (in thousands, except share data)
Cash.................................... $        190,603  $        190,603
                                         ================  ================
Debt:
Credit facility:
  Term loans............................ $        700,000  $        700,000
  Revolving credit facility.............              --                --
Other borrowings........................           12,976            12,976
                                         ----------------  ----------------
    Total debt..........................          712,976           712,976
                                         ----------------  ----------------

Stockholders' equity:

Preferred stock, $.01 par value per
   share, 25,000,000 shares authorized;
   none issued; 15,715,667 shares issued
   and outstanding as adjusted(b).......              --                157(a)
Common stock, $.01 par value per share,
   500,000,000 shares authorized;
   207,136,208 shares issued and
   outstanding; 217,797,208 shares
   issued and outstanding as
   adjusted(c)..........................            2,071             2,178(b)
 Additional paid-in capital.............        3,071,265         3,615,970
 Deficit................................         (777,882)         (777,882)
 Accumulated other comprehensive
  income................................              340               340
                                         ----------------  ----------------
Total stockholders' equity..............        2,295,794         2,840,763
                                         ----------------  ----------------
    Total capitalization................ $      3,008,770  $      3,553,739
                                         ================  ================

--------
(a) Assumes $325,000 proceeds received from the Tracinda Group for the assumed issuance of 15,715,667 shares ($20.68 per share) of Series B preferred stock. The Series B preferred stock is non-voting, has no dividend preference, will have a liquidation preference of $20.68 per share and will be convertible on a 1:1 basis into shares of our common stock at the option of the holder (subject to shareholder approval).

(b) Assumes $220,469 proceeds received from the assumed sale of common stock contemplated in the offering issued at $20.68 per share, or 10,661,000 shares at $.01 par value, less $500 in offering expenses.

                             PLAN OF DISTRIBUTION

   We are offering shares of our common stock directly to institutions and other financially sophisticated accredited investors at negotiated prices. No underwriter, broker or finder is being used by us in connection with this offering. Therefore, we will not pay any underwriter's discounts, broker's commissions or finder's fees in connection with this offering. The shares offered hereby will be sold to the purchasers in more than one transaction. This offering is not conditioned upon a minimum number of shares being sold. We expect to deliver the shares we sell three business days after the date we enter into a sales agreement.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Jay Rakow, Senior Executive Vice President and General Counsel.

                                    EXPERTS

   The audited consolidated financial statements and schedules for the years ended December 31, 1999, 1998 and 1997, which are incorporated by reference into this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus supplement and the accompanying prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus supplement and the accompanying prospectus, including the information contained in "Risk Factors" beginning on p. S-3, or incorporated by reference, identifies important factors that could cause such differences.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  (2)  Our Proxy Statement filed with the Commission on March 31, 2000;

  (3) Our Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2000;

  (4)  Our Current Report on Form 8-K filed with the SEC on May 31, 2000; and

  (5) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

                                                                     Appendix I

                  NATIONAL ENTERTAINMENT PROGRAMMING NETWORKS

   The Rainbow Media Group includes five nationally distributed entertainment networks which acquire, produce and license programming throughout the United States.

American Movie Classics

   American Movie Classics, or AMC, is a 24-hour movie network featuring award-winning original productions about the world of American film. With contractual rights to one of the most comprehensive libraries of classic films from the 1930s through the 1980s and a diverse blend of original series, documentaries and interstitials, the service offers in-depth information on timeless and contemporary Hollywood classics that enhances passionate movie fans' appreciation of classic movies. AMC is available in 73 million American homes, representing approximately 90% of all cable television and DBS subscribers in America.

   AMC's originally produced series, specials, short subjects and mini-documentaries include:

  . Backstory -- A weekly series that tells the stories behind the biggest movies of all time. Backstory provides insights into the struggles and triumphs behind the making of movies with personal interviews, rare and restored footage, and thoughts and opinions of experts, critics and moviemakers.

  . Hollywood Fashion Machine -- A highly stylized, Emmy-nominated documentary series that provides a revealing look at the influence and impact Hollywood has on fashion throughout the world. Hosted by Bo Derek and Daryl Hannah.

  . The Lot -- A mix of fact and fiction, this critically acclaimed, Emmy-nominated drama series showcases stories and events based on real Hollywood history from the late 1930s.

  . Cinema Secrets -- A weekly documentary series that reveals the magic behind the world of special effects. Interviews with today's top effects artists, plus scenes from contemporary blockbusters are combined with rare historical footage to provide a comprehensive look at special effects.

  . Behind the Screen -- AMC's weekly signature guide to the world of classic movies and programming on AMC is the on-air and on-line portal for classic movie fans. Hosted by AMC's John Burke and nominated for three Daytime Emmy Awards.

  . Film Preservation Festival -- AMC's annual event that supports the network's efforts to preserve America's film heritage by supporting the seven preeminent archives that save rapidly deteriorating films. Includes on and off-air fundraising through an annual charity auction hosted by Martin Scorcese and specially themed on-air film festivals. Past festivals have paid tribute to Alfred Hitchcock and John Ford and were highlighted by television premieres of fully restored films such as Rear Window, Vertigo and How Green Was My Valley.

   In 1999, AMC was rated among the top 10 networks in television by Time Magazine. In 1998 and 1999, AMC was nominated for more daytime Emmy awards than any other basic cable network. Among AMC's awards, the network was honored with the prestigious President's Award from The Academy of Television Arts and Sciences.

   AMC continues to enhance and expand its content and delivery, bringing in-depth information to film lovers through the technologies of the digital age. Through the network's multiple platforms -- its website (www.amctv.com), original internet broadband programming, and AMC Magazine -- the entertainment provider informs movie fans about the history behind their favorite films.

   Distribution. As of June 30, 2000, AMC was licensed by distributors serving approximately 73.4 million basic subscribers, which represents an increase of approximately 4.9 million basic subscribers since December 31, 1998, and was viewed by approximately 67.6 million subscribers. AMC is available on cable television and other distribution platforms such as direct broadcast satellite, or DBS. It is carried on basic or expanded basic where subscribers do not have to pay a premium to receive the network. Affiliate revenues, which in 1999 accounted for over 95% of AMC's revenues, are based on fees paid by the distributors for the right to carry the programming.

   Distributors generally pay the network according to the number of basic subscribers rather than the number of subscribers actually receiving AMC. The network generally enters into five- to seven-year distribution contracts with its distributors. Affiliation agreements covering about 25% of AMC's basic subscribers expire prior to the end of 2000. There can be no assurances that these affiliation agreements will be renewed on similar terms or at all. For a discussion of the risks relating to affiliation agreements, see "Risk Factors -- Risks Relating to the Rainbow Media Group."

   Programming. AMC's film library consists of films that are licensed from major studios such as Columbia TriStar, Twentieth Century Fox, Paramount, Warner Brothers, Universal, MGM/UA and RKO under long-term contracts. As of June 30, 2000, AMC had about 3,600 licenses covering films available to it with enough films under contract to program the channel fully through 2005. AMC generally structures its contracts for the exclusive cable television right to carry the films during identified windows.

   American Pop! AMC's American Pop! is the first digital entertainment network to offer convergence programming, that is, unified content linking content available on-air during the branded programming block on AMC (Saturdays 10:00 P.M. -- Midnight eastern time) to the American Pop! broadband network and internet website (www.ampop.com). This enhanced entertainment network was created by AMC to capitalize on the rising interest in Twentieth Century popular culture and nostalgia. American Pop! was launched on internet and cable modem services in 1998 as a broadband service with select short form programming and interactivity features such as online auctions of collectibles, and has been featured weekly on AMC. American Pop! also provides distributors with high speed internet content.

Bravo

   General. Bravo premiered in December 1980 as the first national cable network for the performing arts. Bravo features films and performing arts programming including jazz, classical music, ballet, opera, dance, and theatrical performances, as well as original programs on the arts that profile the creative process and the creative culture around us. For example, Bravo has produced or licensed:

  . Inside the Actors Studio, which features in-depth conversations with performing artists, writers and directors such as Alec Baldwin, Sally Field, Dennis Hopper, Paul Newman, Neil Simon, Stephen Sondheim, Steven Spielberg, Meryl Streep and Shelley Winters;

  . Bravo Profiles, which offers a penetrating look at a variety of influential creative icons, from fine artists like Salvador Dali to pop stars like Madonna;

  . Bravo on Broadway, an annual festival of Broadway-inspired product, including performances, music and profiles;

  . The Awful Truth, Michael Moore's social documentaries taking on topics ranging from impeachment hearings to corporate downsizing;

  . Louis Theroux's Wild Weekends, which provides viewers with a hip travelogue that explores peculiarly American sub-cultures like pro wrestling and UFO chasing; and

  .  The Count of Monte Cristo, Bravo's first original mini-series.

   In 1999, Bravo was awarded the Creators Award by the National Academy of Creative Programming, recognizing original and creative content improving the quality and offerings of cable television.

   Along with its sister network, The Independent Film Channel, Bravo plays a leading role as a purveyor of arts on the new media frontier. Bravo's new media content extends its brands across new technology platforms including broadband and the internet as well as other interactive opportunities. Bravo's interactive unit includes:

  .  Bravo Online (www.bravotv.com), dedicated to film and arts

  . World Cinema Online (www.worldcinematv.com), the comprehensive online resource for foreign film

  . IFC Online and IFC Broadband (www.ifctv.com), helping to further the audience for independent film

   In addition, Rainbow's 1999 production and marketing co-venture with Salon.com brings Bravo new content and branding opportunities.

   Distribution. As of June 30, 2000, Bravo was licensed to distributors throughout the United States serving approximately 56.6 million basic subscribers, a 46% increase from the 38.8 million basic subscribers served as of December 31, 1998, and was viewed by 41.9 million subscribers. Bravo is generally carried on basic or expanded basic where subscribers do not have to pay a premium fee to receive the network.

   Affiliate revenues, which accounted for approximately 62% of total revenues in the first six months of 2000, are based on fees paid by the distributors for the right to carry the programming. Distributors generally pay the network according to the number of subscribers actually receiving Bravo. Bravo generally enters into five- to ten-year distribution contracts with its distributors. Affiliation agreements covering about 32% of Bravo's basic subscribers expire prior to the end of 2000. There can be no assurances that these affiliation agreements will be renewed on similar terms or at all. For a discussion of the risks relating to affiliation agreements, see "Risk Factors -- Risks Relating to the Rainbow Media Group".

   Programming. Bravo's film library consists of films that are licensed from major studios such as Universal, Disney, Twentieth Century Fox, Paramount, Sony and Warner Bros. and smaller studios such as Artisan, New Line, USA, Lion's Gate and Miramax under long-term contracts. As of June 30, 2000, Bravo had about 1,500 licenses covering films available to it with enough films under contract to program the channel fully through 2003, with significant product volume through 2005. Bravo generally structures its contracts for the exclusive cable television rights to carry the films during identified window periods.

   Advertising. Bravo generated sponsorship revenue from 1992 through the third quarter of 1998. Beginning in September 1998, Bravo launched a traditional format of advertising with commercial program interruptions and the utilization of Nielsen ratings to gauge viewership. Advertising revenue represented about 30% of Bravo's revenues for 1999.

The Independent Film Channel

   The Independent Film Channel, or IFC, is the first network dedicated to independent films and related features and programming. IFC presents feature-length films (domestically and internationally produced), documentaries, shorts, animation, new works, "cult classics" and originally produced programs which chronicle independent film trends. Based on the popularity of independent films shown on Bravo, and using its infrastructure, existing contacts and strong relationships with independent film producers and distributors, IFC was launched in 1994 with the support of its Advisory Board. The Advisory Board, which includes Martin Scorsese, Robert Altman, Spike Lee, Tim Robbins, Joel and Ethan Coen, Martha Coolidge, Jim Jarmusch, Steven Soderbergh and Jodie Foster, is a council of prominent filmmakers and artists who advise IFC on artistic content and format and provide promotional support.

   IFC features films from leading independent film distributors like Miramax, Artisan, Lion's Gate, Sony Classics, Fox Searchlight, USA and Fine Line. IFC also features live coverage of notable film events like the Cannes Film Festival, the Independent Spirit Awards and the Gotham Awards. In addition, IFC provides coverage of other major film festivals. The network supplements this coverage with additional real-time information on its film site on the internet and enhanced broadband. Through shows like Split Screen hosted by independent film pioneer John Pierson, and documentaries like In Bad Taste: The John Waters Story, viewers get a first-person perspective on independent film and film making from groundbreaking producers, directors and actors.

   Formed in 1998, IFC's subsidiaries include IFC Productions, which provides financing for established film makers, and Next Wave Films, which provides finishing funds for ultra-low budget features. IFC Productions is the name behind numerous critical and commercial successes, including John Sayles' Men with Guns and Kimberly Peirce's Boys Don't Cry, which received two Oscar nominations and for which Hilary Swank won a Golden Globe and Academy Award for Best Actress. Next Wave Films has brought five award-winning films to the screen including the Lion's Gate release Blood, Guts, Bullets and Octane. Both IFC Productions and Next Wave Films have commenced financing digital features in addition to their film activities.

   IFC's new ventures include IFC Films, a subsidiary through which IFC is building its film library through the purchase of films or through the purchase of distribution rights in perpetuity to films, such as its recent acquisition of Errol Morris' award-winning films Gates of Heaven, Vernon, Florida and A Thin Blue Line. IFC also recently began a production and marketing co-venture with IFILM.com, a website devoted to independent films.

   As of June 30, 2000, IFC was licensed by distributors throughout the United States serving approximately 40.3 million basic subscribers and was viewed by approximately 12.2 million subscribers.

Romance Classics

   General. Romance Classics, launched in 1997, is a 24-hour entertainment service for women. It is designed to be "time-out TV" to help women disconnect from the stresses of the everyday world. Romance Classics features recent hit movies, original biographies of inspiring women and lifestyle programs on subjects like travel, beauty, home, entertaining and relationships, including:

  . Cool Women, profiles of ordinary women who do extraordinary things, produced by award-winning director/producer/actress/choreographer Debbie Allen

  . Journey Women, which tracks the experiences of women as they travel exotic points on the globe in search of adventure

  . Everyday Elegance, a lifestyle instruction show hosted by style guru and celebrity party planner Colin Cowie

  . Styleworld, a magazine show featuring shopping, travel and style hosted by actress/model Rachel Hunter

  . Great Romances of the 20th Century, a biography series that explores the love affairs of high profile couples such as Paul and Linda McCartney, Ronald and Nancy Reagan and Marilyn Monroe and Joe DiMaggio.

   Every night in prime time the network offers Cinematherapy. Two women cinematherapists/hosts present polls on topics of interest, interact with the audience via e-mail, and conduct interviews while prescribing movies.

   Romance Classics' original broadband content and website
(www.romanceclassics.com) help women simplify their lives. The interactive, broadband-delivered StyleGuide offers information and instruction on such topics as entertaining, wedding planning, travel and food preparation, as well as a streaming video programming guide to the network's offerings.

   Distribution. As of June 30, 2000, Romance Classics was licensed to distributors throughout the United States serving approximately 33.3 million basic subscribers, which represented a 67% increase from the 19.9 million basic subscribers served as of December 31, 1998, and was viewed by 20.6 million subscribers. Affiliation agreements covering about 14% of Romance Classics' basic subscribers are unexecuted. There can be no assurances that these affiliation agreements will be renewed on similar terms or at all. For a discussion of the risks relating to affiliation agreements, see "Risk Factors -- Risks Relating to the Rainbow Media Group."

   Programming. Romance Classics has licensed exclusive film titles to supplement its slate of original programming, providing significant product volume through 2005. Exclusive deals have been concluded with major Hollywood studios such as Twentieth Century Fox, Universal and Columbia as well as independents like Castle Hill and Artisan. In addition, the network acquires films for world premiere with such high-profile stars as Daryl Hannah and Catherine Zeta-Jones.

PROSPECTUS
----------

                           METRO-GOLDWYN-MAYER INC.

                                 $750,000,000
                                 Common Stock

                               ----------------

   We may use this prospectus to offer and sell from time to time, separately or together, shares of our common stock. These securities will have a total initial public offering price not to exceed $750,000,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The terms of any offering will be set forth in one or more prospectus supplements to this prospectus.

   The prospectus supplement will also set forth, among other things, the total number of shares offered, the offering price and the terms of the offering. Our common stock trades on the New York Stock Exchange under the symbol "MGM." On May 3, 2000, the closing price of our common stock was $27 3/4 per share.

   As will be described in more detail in any prospectus supplement, the securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters, or through dealers. The securities may also be sold directly or through agents to investors. See "Plan of Distribution."

   This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                               ----------------

   Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 5, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Risk Factors...............................................................   3
Use of Proceeds............................................................   8
Price Range of Common Stock................................................   8
Dividend Policy............................................................   8
The Company................................................................   9
Description of Common Stock................................................  11
Plan of Distribution.......................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13
Where You Can Find More Information........................................  14

                               ----------------

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading
"Where You Can Find More Information" on page    below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from our Secretary as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information contained in "Risk Factors" beginning on p. 3, or incorporated by reference, identifies important factors that could cause such differences.

                                 RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated in this prospectus by reference, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

   We have not reported an operating profit for any fiscal year since 1988, and while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We cannot assure you when, or if, we will have a profitable year.

The accounting standards our financial statements are governed by are expected to change.

   The Financial Accounting Standards Board (known as FASB) is expected to adopt certain changes that will alter reporting by motion picture companies. FASB Statement No. 53, which previously allowed wide latitudes for booking movie revenues and amortization, is expected to be rescinded shortly. The new regulations will impose numerous changes to reporting, and many motion picture companies will take a one-time, non-cash charge of significant proportions to conform to the new rules.

   We anticipate that the new rules will have a significant impact on our results of operations for the foreseeable future. We are currently calculating the financial impact of these new rules.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by recent management changes. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, and we expect to release less than ten motion pictures in 2000.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we must obtain substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Our cash flow in 1999 was adversely affected by the following factors, among others:

  . Our slate of motion pictures released during the first half of 1999 performed below expectations;

  . We paid PolyGram N.V. $235 million to acquire certain of the PolyGram film libraries;

  . We paid Warner Home Video $225 million, plus interest, under our agreement to terminate Warner Home Video's right to distribute our product in the home video market;

  .  We incurred corporate restructuring expenses;

  . We incurred approximately $9 million in costs to integrate the PolyGram library into our operations and transition to domestic home video self-distribution; and

  . We funded 50 percent of the expenses of MGM Networks Latin America, approximately $6.1 million.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs; and

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long term cash flow and adversely affect our results of operations.

Our credit facility contains restrictions which limit our operating flexibility.

   Our credit facility contains various covenants, including certain limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . limit our ability to obtain additional financing, if necessary, for operating expenses;

  . place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                 ---------------------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of our competitors. We cannot assure you that any of the pictures scheduled for release in the remainder of 2000 or future periods will be completed or released on schedule or budget, or at all.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 35 percent of our titles are limited in time. Our rights with respect to approximately 20 percent of our titles will expire before 2010. While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, a prior management granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 40 percent of the Orion and PolyGram titles, which have been licensed in Europe. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of acquisitions.

   In January 1999, we acquired over 1,300 feature film titles in the PolyGram film libraries. In addition, we may consider strategic acquisitions as opportunities arise, subject to the obtaining of any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to any of our previous acquisitions or the integration of an acquired company's operations, nor can we assure you that we will realize the anticipated benefits of any past or future acquisitions.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  .  differing degrees of protection for intellectual property;

  .  the instability of foreign economies and governments; and

  .  fluctuating foreign exchange rates.

   Until October 31, 2000, we will distribute our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we will withdraw from UIP and our international theatrical distribution will be conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP or the early termination of our agreement with Warner Home Video.

Production of first-run syndicated television programming may involve financial risks.

   First-run syndicated television programming is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing our share of gross box office admissions and making it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to as the Tracinda Group, beneficially own 179,276,977 shares, approximately 89.0 percent of our outstanding common stock. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 89.8 percent of our outstanding common stock. Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float."

   Of the 201,557,214 shares of our outstanding common stock, only approximately 21,303,000 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of the common stock could decrease its market price.

   We have approximately 201,557,214 shares of our common stock outstanding, of which approximately 180,355,145 are "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of March 31, 2000, options to purchase a total of 23,712,023 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we plan to use substantially all of the net proceeds from the sale of the offered securities for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                             High     Low
                                                             ----     ----
   1998
     First Quarter.......................................... $24 3/16 $17 3/4
     Second Quarter.........................................  26 1/2   21 15/16
     Third Quarter..........................................  22 1/2   13 7/8
     Fourth Quarter.........................................  13 3/4    8

   1999
     First Quarter.......................................... $13 9/16 $10 3/8
     Second Quarter.........................................  18 5/8   12 11/16
     Third Quarter..........................................  21 5/8   16 7/8
     Fourth Quarter.........................................  25 1/8   15 1/2

   2000
     First Quarter.......................................... $28 1/16 $21 11/16
     Second Quarter (through May 3).........................  30 3/8   23 15/16

   The last reported sales price of the common stock on the NYSE on May 3, 2000 was $27 3/4 per share. As of May 3, 2000, there were more than 2,000 beneficial holders of our common stock.

                                DIVIDEND POLICY

   We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                  THE COMPANY

Overview

   We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes and is the largest collection of post-1948 feature films in the world. Films in our library have won over 200 Academy Awards(R), including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. Our library also includes 21 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

   As used in this prospectus, the terms "we," "our," "us," "MGM" and "the company" refer to Metro-Goldwyn-Mayer Inc. and our subsidiaries unless the context indicates otherwise.

Business Strategy

   Our goal is to become a fully-integrated global entertainment content company, thereby maximizing the value of our assets, including our film and television library and our film and television production and distribution units. To achieve this goal we seek to:

   Build and Leverage Our Library. We plan to build and leverage our film and television library by:

  .  Producing new motion pictures and television episodes;

  .  Aggressively marketing and repackaging our library's titles;

  .  Developing new distribution channels;

  .  Capitalizing on developments in technology;

  .  Further penetrating emerging international markets; and

  . Incentivizing our employees to drive growth in sales of our library's titles.

   Create Branded Cable and Satellite Programming Channels. We believe we can create significant value by utilizing our library and current production to establish MGM branded cable and satellite channels. We have been actively exploring strategic alternatives to gain carriage for our proposed channels.

   Increase Film and Television Production While Improving Our Risk
Profile. We intend to increase production in a financially disciplined manner by:

  .  Tightly controlling development and production expenditures;

  . Involving members of senior management from all areas of our company in the greenlighting process for films;

  . Aggressively seeking production agreements and/or co-financing partners for our pictures and television product;

  . Entering into production agreements and joint ventures with key producers of motion pictures and television product;

  . Increasing our focus on the production of commercially successful motion pictures which appeal to a younger demographic; and

  . Using our film library as a proven source for sequels and remakes and the expansion of certain well-tested, familiar film franchises.

   We intend to produce or co-produce and distribute ten to 15 motion pictures annually through MGM Pictures across a variety of genres. Through UA Films, we also intend to distribute annually an additional seven to ten specialty motion pictures that will have substantially lower average costs and will be produced mainly by third parties.

   We plan to develop, produce and distribute television programs focusing on low financial risk formats, such as pre-clearing a television series for distribution prior to committing to development expenditures, as well as joint ventures, co-productions and other partnering arrangements for certain of our series.

   Increase Distribution Revenues. We have taken steps to obtain greater flexibility in distributing our own product to enable us to realize additional revenue opportunities while reducing the costs associated with distribution. In 1999 we terminated our agreement with Warner Home Video so that, on February 1, 2000, we regained full control over the home video exploitation of our films. We have actively planned the transition of our international distribution from Warner Home Video and United International Pictures or "UIP" to Fox to gain more control over our international distribution and to maximize our revenue opportunities.

   We plan to increase distribution revenues by:

  . Self-distributing in the U.S. and Canada our library, as well as all motion pictures produced by MGM Pictures and UA Films;

  . Distributing films that we co-produce with a third party in those territories where we have distribution rights and capabilities; and

  .  Distributing motion pictures produced by others.

   Capitalize On A Well Recognized Brand Name. We believe that the MGM name and lion logo are among the most recognized in the world. We intend to capitalize on the value inherent in our name and logo through the distribution of branded programming and the development of consumer products.

   Streamline Operations. We have taken steps to make our operating process more efficient in the following ways:

  .  Consolidating overhead across the MGM Pictures and UA production units;
     and

  .  Consolidating and centralizing operating and corporate functions.

   We intend to continue to pursue our goal of becoming an integrated global entertainment content company. In pursuit of this goal, we may consider various strategic alternatives, such as business combinations with companies with strengths complementary to ours, other acquisitions and joint ventures, as opportunities arise. The nature, size and structure of any such transaction could require us to seek additional financing. Acquisitions and other strategic alternatives, however, involve numerous risks, including diversion of management's attention away from our operative activities. We cannot assure you that we will not encounter unanticipated problems or liabilities with respect to any acquisitions that have been or may be completed by MGM or with the integration of an acquired company's operations with those of MGM, and we cannot assure you that the anticipated benefits of any acquisitions and alternatives that have been, or will be, completed by us will be achieved.

                          DESCRIPTION OF COMMON STOCK

   Our authorized common stock consists of 500,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the common stock have no pre-emptive rights or cumulative voting rights and no rights to convert their common stock into any other securities.

   As of March 31, 2000, there were outstanding 201,557,214 shares of the common stock. As of March 31, 2000, there were reserved for issuance upon the exercise of options 30,156,251 shares of the common stock, of which options for 23,868,274 shares are outstanding, 8,265,007 of which are vested and exercisable or will become vested and exercisable within 60 days.

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

                             PLAN OF DISTRIBUTION

   We may sell the securities being offered hereby:

  .  directly to one or more purchasers;

  .  through agents;

  .  to or through one or more dealers;

  .  to or through one or more underwriters; or

  .  through a combination of any such methods of sales.

   The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

  .  at a fixed price or prices which may be changed;

  .  at market prices prevailing at the time of sale;

  .  at prices related to such prevailing market prices; or

  .  at negotiated prices.

   Offers to purchase the securities being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of such securities, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of such shares to the public. In connection with the sale of such securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of such securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   Underwriters, dealers, agents, dealer managers, and other persons, including the Tracinda group, may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including the liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers, dealer managers and agents may engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, dealer managers, or other persons to solicit offers by certain institutions to purchase from us securities offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contacts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of such securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if such securities are also being sold to underwriters, we shall have sold to such underwriters the securities offered hereby which are not sold for delayed delivery. The underwriters, dealers, dealer managers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for such securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of such shares pursuant to such contracts.

   The anticipated date of delivery of securities offered hereby will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California.

                                    EXPERTS

   Our consolidated financial statements and schedules for the years ended December 31, 1999, 1998 and 1997 incorporated by reference into this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 1999;
       and

  (2) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

                       [LOGO OF METRO GOLDWYN MAYER INC.]
                            METRO-GOLDWYN-MAYER INC.

                       30,044,146 Shares of Common Stock

               ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
               ------------------------------------------------